MERCHANTS BANCORP

410 Monon Blvd.

Carmel, Indiana 46032

January 7, 2020

VIA EDGAR

Ms. Sonia Bednarowski

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Merchants Bancorp

Registration Statement on Form S-3

File No. 333-235744

Request for Acceleration

Dear Ms. Bednarowski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of Merchants Bancorp, hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 filed with the Securities and Exchange Commission, be accelerated to 4:00 p.m. Eastern Time, on January 9, 2020, or as soon thereafter as practicable.

Please contact Michael J. Messaglia of Krieg DeVault LLP at (317) 238-6249 or mmessaglia@kdlegal.com or Robert J. Wild of Krieg DeVault LLP at (312) 235-1119 or rwild@kdlegal.com with any questions you may have concerning this request. In addition, please notify Mr. Messaglia or Mr. Wild when this request for acceleration has been granted.

Thank you for your consideration in this matter.

Respectfully,

/s/ Terry A. Oznick
Terry A. Oznick
Senior Vice President, General Counsel

cc:                                Michael J. Messaglia, Esq.

Robert J. Wild, Esq.